[ARCH COAL, INC. LETTERHEAD]
July 14, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Karl Hiller, Branch Chief

Re:	Arch Western Resources, LLC
Form 10-K for fiscal year ended December 31, 2005
Filed March 30, 2006
File No. 333-107569-03
Dear Mr. Hiller:
     I am writing this letter on behalf of Arch Western Resources (the “Company”) in response to the comment letter of the Staff of the Commission dated May 12, 2006 regarding the above-referenced periodic report. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2005
General
1.	Please submit all correspondence on EDGAR, including your May 25, 2006 response letter and your response letter to this comment letter.
     The Company is submitting this letter via EDGAR. In addition, the Company submitted its May 25, 2006 response letter via EDGAR.
Financial Statements
Note 18 – Cash Flow, page F-18
2.	We have read the disclosure made in your quarterly report in response to prior comment 4, explaining that you reclassified changes in the note receivable from Arch Coal, Inc. from operating activities to investing activities in the statements of cash flows, while indicating the change would have increased cash flows from operations, and decreased cash flows from investing activities, when compared to the previously reported amounts, by $187.3 million, $318.8 million, and $62.7 million in 2005, 2004 and 2003.
The changes appear to impact the previously reported measures of operating cash flows by 527 percent, 157 percent and 94 percent in 2005, 2004 and 2003; and the previously reported measures of investing cash flows by 472 percent, 367 percent, and 157 percent in these same years. Given the significance of these revisions, coupled with the implications for the condensed consolidating information in Note 19, and selected financial data on page 29, we believe that you should amend your annual report on Form 10-K to correct the reporting of these cash flows. Since an amendment to your annual report is required, we believe you should also address the other reporting issues identified in our prior letter in the amended filing as well, notwithstanding the changes implemented in your recent quarterly report on Form 10-Q.

U.S. Securities and Exchange Commission
July 14, 2006

Please include error correction disclosures in your amended filing, with a reconciliation of the as previously reported to the restated amounts for each of the measures of operating and investing cash flows. Any columnar headers over information including those measures should include “restated” labels. Please consult with your auditors on the language necessary for the audit opinion to comply with AU Section 420.12.
     The Company is a limited liability company, 99.5% of the common membership interests of which are owned by a subsidiary of Arch Coal, Inc. and 0.5% of the common membership interests of which are owned by a subsidiary of BP p.l.c. As disclosed in Note 15 to the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2005 (the “Financial Statements”), the Company’s cash transactions are managed by Arch Coal. Cash paid to or from the Company that is not considered a distribution or a contribution is recorded as an adjustment to an intercompany receivable account. The net receivable or payable balance of the intercompany account is evidenced by an interest-bearing demand note.
     As noted above and as disclosed in the notes to the Financial Statements, the Company has historically viewed the intercompany account as an operating cash management mechanism. For example, the Company transfers cash received from sales and collection of accounts receivable to Arch Coal to be used in Arch Coal’s consolidated cash management program. These cash receipts increase the amount recorded as a receivable from Arch Coal.
     Paragraphs 22 and 23 of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“FAS 95”) include as items of operating cash flow cash receipts from sales of goods or services, including receipts from collection or sale of accounts receivable from customers arising from those sales and payments to suppliers or other parties for goods and services. Moreover, paragraph 24 of FAS 95 acknowledges that certain cash receipts and payments may have elements of more than one cash flow category. Because of the underlying causes of the fluctuations in the intercompany receivable account, prior to the first quarter of 2006, the Company had interpreted paragraphs 22 through 24 of FAS 95 to support the Company’s classification of the changes in the intercompany receivable from Arch Coal as cash flows from operating activities.
     During the first quarter of 2006, the Company reevaluated the activity in the intercompany account. The intercompany account is represented by an interest-bearing demand note. As part of its review, the Company determined that the balance of the intercompany account would likely grow based upon the effect of future cash flow projections. In addition, in the first quarter of 2006, in connection with a receivable securitization program established at Arch Coal, the Company sold its receivables to Arch Coal further increasing the balance of the intercompany account. As such, under the guidance of paragraph 24 of FAS 95 suggesting that the appropriate classification of a particular item depends on the activities likely to be the predominate sources of cash flows for the item, the Company revised its presentation of the changes in the intercompany receivable from Arch Coal as cash flows from investing activities. Although not directly attributable to the guidance provided in the American Institute of Certified Public Accountants’ Center for Public Company Audit Firms release of the SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations (“Alert #90”), the Company adhered to the spirit of that guidance and reflected the revision in its Consolidated Statement of Cash Flows, included in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2006. Additionally, consistent with the guidance provided by Alert #90, the Company explained the reasons for the revision and the retroactive effect of the reclassification in Note 1 to the Company’s Consolidated Financial Statements for the three months ended March 31, 2006 (the “Quarterly Financial Statements”).

U.S. Securities and Exchange Commission
July 14, 2006

     As noted in the Company’s response letter dated May 25, 2006, the Company believes that amendments of existing SEC filings and restatements of historical financial statements should be limited to items that could have a meaningful impact on a reasonable investor’s evaluation of the financial results and financial condition of the Company, taken as a whole. The Company believes that the disclosures concerning the nature, amount and effect of the intercompany account contained on the face of the Consolidated Statements of Cash Flows and in Notes 15 and 18 of the Financial Statements provide a meaningful explanation of the intercompany cash management relationship and the underlying movements in cash balances between the Company and Arch Coal.
     The revision made by the Company in the first quarter of 2006 resulted from management’s reassessment of the nature of the intercompany account balance. Again, the Company believes that the disclosures concerning the intercompany account contained on the face of the Consolidated Statement of Cash Flows and in Note 1 to the Quarterly Financial Statements provide investors with a meaningful explanation of the Company’s cash flow presentation and the nature, amount and effect of the intercompany account.
     As a result of the foregoing, the Company does not believe that the revision of its presentation of the changes to the intercompany receivable balance from “cash flows from operating activities” to “cash flows from investing activities” rises to such level of significance as to warrant a restatement of the prior periods as a correction of an error of the Financial Statements, and requests to treat the revised presentation similar to the guidance provided in Alert #90 by retrospectively modifying the presentation for prior years in its next filing on Form 10-K.
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     In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of these filings, please contact Robert J. Messey at (314) 994-2930 or me at your earliest convenience.
Sincerely,
/s/ Gregory A. Billhartz
Gregory A. Billhartz

cc:	Robert J. Messey

Craig Desnoyer
Ernst & Young LLP

Tracie Towner
Roger Baer
U.S. Securities and Exchange Commission